Exhibit 31.2
ANNUAL COMPLIANCE REPORT
I, William H. Hall, being an officer of U.S. Bank Trust National Association, the Trustee in respect of the USAutos Series 2004-1 Trust (the "Trust"), certify that:
1.
Based on my knowledge, the distribution information required to be provided to the Depositor or the certificateholders by the Trustee under the pooling and servicing or similar agreement for inclusion in this annual report is included in this report;

2.
I am responsible for reviewing the activities performed by the Trustee under the pooling and servicing or similar agreement and based on my knowledge, except as disclosed in this annual report, the Trustee has fulfilled its obligations under that agreement; and
Date: March 10, 2011

/s/ William H. Hall
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William H. Hall, Vice President